File Number: 59874-12

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

May 21, 2010

Via EDGAR correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:        Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs/Mesdames:

Mainland Resources, Inc.
Form 10-K/A for the Fiscal Year Ended February 28, 2009
Filed March 16, 2010

Form 10-Q for the Fiscal Quarters Ended May 31, 2009, August 31, 2009 and November 30, 2009,
Filed July 9, 2009, October 13, 2009 and January 19, 2010

Response Letter dated March 16, 2010

File No. 000-52782

            We write on behalf of Mainland Resources, Inc. (the "Company") as a follow-up to our letter dated May 14, 2010, which May 14, 2010 letter acknowledged receipt of the Staff's letter of April 15, 2010 (the "Comment Letter") signed by Ms. Anne Nguyen Parker, Branch Chief of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 10-K and 10-Q filings by the Company, and which May 14, 2010 letter advised that the Company anticipated that it would be able to provide a response to the Comment Letter by today, May 21, 2010.

            The preparation of a full and complete response to the Comment Letter is taking longer than the Company originally anticipated. The Company is continuing with the process of preparing responses to the comments set forth in the Comment Letter and anticipates that it will be able to provide a response by June 4, 2010.

            In the meantime, please feel free to contact the undersigned at (604) 691-7445 should you have any questions or concerns.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for LANG MICHENER LLP

*Law Corporation

cc:         Mainland Resources, Inc.

cc:         De Joya Griffith & Company, LLC